Mid-Con Energy Partners, LP
2501 North Harwood Street, Suite 2410
Dallas, Texas 75201
(918) 743-7575
December 12, 2011
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Mid-Con Energy Partners, LP Registration Statement on Form S-1 File No. 333-176265
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mid-Con Energy Partners, LP (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 to 2:00 p.m., Washington, D.C. time, on Wednesday, December 14, 2011, or as soon as practicable thereafter.
     The Registrant hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 12, 2011

Very truly yours, Mid-Con Energy Partners, LP
By:	Mid-Con Energy GP, LLC, its general partner

By:	/s/ Charles R. Olmstead
Charles R. Olmstead
Chief Executive Officer and Director